

11/27

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BlueBay Asset Management Ltd.

*CURRENT ADDRESS Times Place
45 Pall Mall
London SW1Y 5JG

**FORMER NAME

**NEW ADDRESS

PROCESSED
DEC 20 2006
THOMSON FINANCIAL

FILE NO. 82- 35048

FISCAL YEAR 6/30/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 12/18/06



BlueBay
asset management

ARIS
6-30-06

Report and Accounts

for the year ended 30th June 2006

Registered number: 03262598

Contents

Directors

Roger Jenkins

Mark Militello

Mark Poole

Hans Joerg Rudloff

Hugh Willis

Secretary

Nicholas Williams

Bankers

Barclays Bank PLC
1 Churchill Place
London E14 5HP

Solicitors

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Registered office

Times Place
45 Pall Mall
London SW1Y 5JG

Registered Auditors

PricewaterhouseCoopers LLP
1 Embankment Place
London WC2N 6RH

Directors' report

The directors present their report, together with the Group financial statements and auditors' report, for the year ended 30 June 2006.

Principal activities

BlueBay Asset Management Limited ('the Company') is the parent company for the BlueBay Group ('the Group'). The Company is incorporated and domiciled in United Kingdom.

The principal activities of the Company and its subsidiaries comprise the provision of investment management services.

The Company is regulated by the Financial Services Authority.

Review of business and future developments

The directors are pleased to report an increased profit for the year, resulting from growth in assets under management, and good investment performance. The Company had established its second subsidiary during the previous financial year, to facilitate the opening of a branch office in Tokyo. The Company opened another office in New York during the year, to boost its marketing presence in United States of America. We were also able to continue to pay dividends during the year. The outlook for the future remains positive, and the directors anticipate continued growth of the business.

Results and dividends

The Group financial statements have been prepared for the first time in accordance with policies consistent with IFRS. The Group's IFRS adoption date is 1 July 2003 and the financial statements for the year ended 30 June 2006 are the first annual financial statements that comply with IFRS. The Group's transition (to IFRS) date is 1 July 2003. Results for the years ended 30 June 2004 and 30 June 2005 previously reported under UK GAAP have been restated to comply with IFRS policies.

The audited financial statements for the Group for the year ended 30 June 2006 are set out on pages 19 to 73. The Group profit for the year after taxation and before dividends was £21,619,000 (2005: £11,116,000, 2004: £2,130,000).

Dividends of £13,800,000 were paid during the year (2005: £4,463,000, 2004: nil). The directors do not recommend the payment of a final dividend at 30 June 2006 (2005 and 2004: nil).

Financial Risk Factors

Financial risk is inherent in the Group's business and activities. Our ability to identify, assess, monitor and manage each type of risk to which the Group is exposed is an important factor in our financial soundness, performance, reputation and future success.

Foreign exchange risk is the extent to which the Group's foreign currency assets are not matched by foreign currency borrowings in the same currency. The Group puts in place forward exchange contracts to hedge net foreign currency exposure.

Market risk is the possibility that the Group may suffer a loss resulting from the fluctuations in the values of, or income from, proprietary assets or liabilities. As the Group's principal business is the provision of investment management services, actively taking market risk is not a central feature of the Group's business.

Credit risk is the possibility that the Group may suffer a loss from the failure of counterparties, customers or borrowers to meet their financial obligations to the Group. The direct taking of credit risk in order to earn a return is not part of the Group's business. The Funds managed by the Group specialise in Fixed Income Credit Products. The Group's income is therefore impacted by the credit risk position of these Funds. The group is directly exposed to the credit risk of these Funds and other counterparties for whom investment management services are provided. The Group is also exposed to counterparty risk with respect to bank deposits.

Share capital

The authorised capital of the Company consists of 600,000 A shares of 1p each, 600,000 B shares of 1p each, 303,900 C shares of 1p each and 496,100 D shares of 1p each. All of the A, B and D shares are issued and fully paid.

Directors

The directors who served during the year were as follows:

Roger Jenkins

Mark Militello

Mark Poole

Hans Joerg Rudloff

Hugh Willis

Directors' interests in the Company at 1 July 2003, 30 June 2004 and 30 June 2005 were as follows:

	Number of B shares of 1p each	Number of D shares of 1p each	EMI Option Awards
Mark Poole	300,000	-	-
Hugh Willis	300,000	-	-

Directors' interests in the Company at 30 June 2006 were as follows:

	Number of B shares of 1p each	Number of D shares of 1p each	EMI Option Awards
Mark Poole	300,000	24,800	9,000
Hugh Willis	300,000	24,800	9,000

A description of the EMI Option Award Scheme can be found in share based payments Note 16.

Credit payment policy

It is the Group's policy to honour all of its contractual commitments and this includes paying suppliers according to agreed payment terms. Average creditor days at 30 June 06 were 13 days (2005: 32 days; 2004: 29 days).

Auditors

The directors will place a resolution before the annual general meeting to reappoint PricewaterhouseCoopers LLP as auditors.

By the order of the Board of BlueBay Asset Management Limited

Hugh Willis
Director

Times Place
45 Pall Mall
London
SW1Y 5JG

29 September 2006

Statement of directors' responsibilities in respect of the Annual Report and the financial statements

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union.

The directors are required by Company law to prepare financial statements for each financial year which give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of affairs of the Company and the Group, the profit or loss of the Group and cash flows of the Company and the Group for that period. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether the financial statements comply with IFRSs as adopted by the European Union; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors, who held office at the date of approval of this directors' report confirm that, so far as they are each aware, there is no relevant audit information of which the Company's auditors are unaware; and each director has taken all steps that he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Company's auditors are aware of that information.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985 and Article 4 of the IAS Regulation. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BLUEBAY ASSET MANAGEMENT LIMITED

We have audited the Group and Parent Company financial statements (the "financial statements") of BlueBay Asset Management Limited for the year ended 30 June 2006 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, the Group and Parent Company Statement of Change in Shareholders' Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 June 2006 and of its profit and cash flows for the year then ended;

- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 30 June 2006 and cash flows for the year then ended;

- the financial statements have been properly prepared in accordance with the Companies Act 1985; and

- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
29 September 2006

Significant Accounting Policies

BlueBay Asset Management Limited ('the Company') is a company incorporated in the United Kingdom under the Companies Act 1985. The Group financial statements for the year ended 30 June 2006 comprise the Company and its subsidiaries. The subsidiaries of the Company are:

BlueBay Funds Management Company S.A.
BlueBay Asset Management Japan Limited
BlueBay Asset Management USA LLC

The directors or shareholders do not have the power to amend the financial statements after issue.

The significant accounting policies are summarised below. These policies have been consistently applied to all the years presented.

a) Basis of accounting

The Group financial statements have been prepared for the first time in accordance with International Financial Reporting Standards ('IFRS') and relevant International Financial Reporting Interpretations Committee ('IFRIC') interpretations issued by the International Accounting Standards Board ('IASB') as adopted by the European Union ('EU') and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

Previously the Group followed UK Accounting Standards issued by the UK Accounting Standard Board and the pronouncements of its Urgent Issues Task Force and the Companies Act, 1986 (collectively 'UK GAAP').

The Group financial statements have been prepared under the historical cost convention, except for the measurement at fair value of derivative financial instruments and certain financial assets that are held at fair value through profit or loss.

b) Critical accounting estimates and judgements

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of preparation of the financial statements, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The areas where a higher degree of judgement or complexity arise, or areas where assumptions and estimates are significant to the Group financial statements, are discussed below.

(i) Estimating the Fair Value of Share Based Payments

The Group has been required to make various valuation assumptions in order to account of share based payments. These are explained fully in Note 16.

(ii) Intangible Assets

The valuation and amortisation periods of intangible assets on acquisition, such as computer software, and the impairment testing is based on value in use calculations prepared on the basis of management's assumptions and estimates of future cashflows and discount rates.

(iii) Staff costs

Included in staff costs is an estimate of the future liability for bonuses and other employee incentive schemes.

c) IFRS transitional arrangements

The Group has applied IFRS in its financial reporting with effect from 1 July 2003, the date of transition, in accordance with the transitional provisions set out in IFRS 1 'First time Adoption of International Financial Reporting Standards'.

The Group has elected not to take advantage of the transitional provisions set out in IFRS 1 First-time Adoption of International Financial Reporting Standards. All financial information contained within these financial statements has therefore been prepared in accordance with IFRS.

(i) Financial instruments (IAS 32 and IAS 39)

The Group has applied IAS 32 and IAS 39, including the amendments to the standards subsequently issued, for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 not to present its comparatives in compliance with these standards.

(ii) Share-based payments (IFRS 2)

The Group has applied IFRS 2 to all relevant share-based transactions granted.

d) Effect of transition to IFRS

Reconciliations of the Group Income Statement for the years ended 30 June 2004 and 30 June 2005 and the Group Balance Sheets at 1 July 2003, 30 June 2004 and 30 June 2005, to the previously published UK GAAP financial information, together with explanations of the reconciling items, are given in Note 23 to the financial statements.

e) Consolidation

The Group financial statements incorporates financial statements of the Company and entities controlled by the Company (its subsidiaries) prepared to 30 June each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The accounts of subsidiary companies are coterminous with those of the Company.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

f) Segment reporting

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of other business segments. The principal activity of the Group is the provision of investment management services. The business segments are the primary reporting segments. As the Group only operates in one business segment, no additional business segmental analysis has been shown.

A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of components operating in other economic environments. The Group operates in Europe, Asia and North America. The analyses by geographical segment are based on the location of the customer. This is the location where the fund product entities or segregated client accounts, from which fee income is earned, are registered or based.

g) Intangible assets - Computer Software

Computer software licences acquired are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight line method over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development and associated employee costs.

g) Intangible assets - Computer Software (continued)

Computer software development costs recognised as assets are amortised on a straight line basis over their estimated useful lives (not exceeding five years). The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

h) Property, plant and equipment

All property, plant and equipment is shown at cost, less subsequent depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditures are charged to the Income Statement during the financial period in when they are incurred.

Depreciation is calculated using the straight line method to allocate the cost of each asset to its residual value over its estimated useful life as follows:

• Leasehold improvements	5 years
• Furniture, fixtures and fittings	3 years
• Information and communication technology equipment	3-5 years

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

i) Investments

(i) Classification

All Group investments are classified as financial assets at fair value through profit or loss. This includes the financial assets originally purchased as part of 'deferred compensation awards' on behalf of employees and shown on balance sheet, see Note 10. The financial assets relating to the deferred compensation scheme have been designated as fair value through profit and loss. This is in accordance with the amendment to IAS 39 the Fair Value Option, since this classification eliminates a recognition inconsistency arising from the measurement of a related financial liability. Assets in this category are classified as current assets if they are expected to be realised within 12 months of the balance sheet date.

i) Investments (continued)

(ii) Measurement

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Fair value gains and losses arising from changes in the fair value of financial assets and liabilities at fair value through profit or loss are included in other operating income in the Income Statement in the period in which they arise.

j) Derivative financial instruments

(i) Derivative financial instruments and hedging activities

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and does not hold or issue derivative financial instruments for speculative purposes. The Group does not designate any derivatives as hedging instruments. Derivatives are, therefore, initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. The resulting gains or losses are recognised immediately in the Income Statement. Derecognition of derivative assets and liabilities occurs on the settlement date of the derivative contract.

(ii) Financial risk factors

Financial risk is inherent in the Group's business and activities. Our ability to identify, assess, monitor and manage each type of risk to which the Group is exposed is an important factor in our financial soundness, performance, reputation and future success.

Foreign exchange risk is the extent to which the Group's foreign currency assets are not matched by foreign currency borrowings in the same currency. The Group puts in place forward exchange contracts to hedge net foreign currency exposure.

Market risk is the possibility that the Group may suffer a loss resulting from the fluctuations in the values of, or income from, proprietary assets or liabilities. As the Group's principal business is the provision of investment management services, actively taking market risk is not a central feature of the Group's business.

Credit risk is the possibility that the Group may suffer a loss from the failure of counterparties, customers or borrowers to meet their financial obligations to the Group. The direct taking of credit risk in order to earn a return is not part of the Group's business. The Funds managed by the Group specialise in Fixed Income Credit Products. The Group's income is therefore impacted by the credit risk position of these Funds. The Group is directly exposed to the credit risk of these Funds and other counterparties for whom investment management services are provided. The Group is also exposed to counterparty risk with respect to bank deposits.

k) Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the Income Statement.

l) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call with banks and other short-term, highly liquid investments with original maturities of three months or less.

m) Liability for share based payments

Liabilities in respect of 'share based payment transactions' are shown at their fair value at the balance sheet date in accordance with IFRS 2. See also the Share Capital accounting policy.

n) Provisions

Provisions for costs, such as legal claims, are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

o) Income recognition

(i) Revenue

Revenue comprises the fair value for the provision of services, net of any value added tax, rebates and discounts and after the elimination of sales within the Group. Revenue is recognised as follows:

(a) *Performance fees* - are only recognised once they have become contractually due and cannot subsequently be reversed.

(b) *Management fees* - which include all non-performance related fees, are recognised in the period in which the services are rendered.

(ii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount – being the estimated future cash flow discounted at the original effective interest rate of the instrument – and continues unwinding the discount as interest income.

s) Employee benefits (continued)

(iii) Deferred Compensation Plans

The Group also operates deferred compensation plans. The base is typically the funds of which the Group is the investment manager. The fair value of the employee services received in exchange for the awards in the funds is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards, remeasured at each reporting date until the settlement date is reached. The fair value of the awards equates to the fair value of the underlying investment in the nominated fund entity at the settlement date.

(iv) Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the Group profitability or the Revenues. The Group recognises a provision where contractually obliged or where there is a past practice.

t) Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Great British Pounds, which is the Company's functional and presentation currency and the currency in which the majority of the Group's revenue streams, assets, liabilities and funding is denominated.

(2) Transactions and balances

Foreign currency transactions are translated into the relevant Group entity's functional currency using the exchange rate prevailing at the date of the transactions, or where it is more practical a group entity may use an average rate for the week or month for all transactions in each foreign currency occurring during that week or month (as long as the relevant exchange rates do not fluctuate significantly). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in other operating income or losses in the income statement.

(3) Group companies

The results and financial position of all the group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a) assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

(b) income and expenses for each income statement are translated at average exchange rates for the relevant accounting periods;

(c) all resulting exchange differences are recognised as a separate component of equity.

Group Income Statement

For the Year Ended 30 June 2006

	Note	2006 £000's	2005 £000's Restated*	2004 £000's Restated*
Revenue	1	75,958	39,822	13,289
Other operating income	3	1,035	594	343
Other operating expenses	3	-	(437)	-
Administrative expenses	2	(46,706)	(24,591)	(12,374)
Group operating profit - continuing operations		30,287	15,388	1,258
Finance income	5	816	607	239
Finance expense	5	(41)	-	-
Profit on ordinary activities before taxation		31,062	15,995	1,497
Taxation	6	(9,443)	(4,879)	633
Profit for the year attributable to ordinary equity shareholders	19	21,619	11,116	2,130
Memo				
Dividends paid in the period	7	13,800	4,463	-

* Restated for change in accounting policies on first time adoption of IFRS - Note 23.

The notes on pages 23 to 54 are an integral part of these group financial statements.

All Group operations during the financial periods were continuing operations.

Group Balance Sheet

As at 30 June 2006

	Note	2006 £000's	2005 £000's Restated*	2004 £000's Restated*
Assets				
Non-current assets				
Property, plant and equipment	8	2,838	1,189	1,252
Intangible assets	9	1,525	798	880
Investments	10	3,674	-	-
Deferred tax asset	14	631	137	665
Non current receivables	11	1,218	1,111	503
Total non-current assets		9,886	3,235	3,300
Current assets				
Trade and other receivables	11	31,130	12,986	4,643
Derivative financial instruments	15	246	-	80
Cash and cash equivalents	12	25,215	15,220	8,399
Total current assets		56,591	28,206	13,122
Total assets		66,477	31,441	16,422
Liabilities				
Non-current liabilities				
Deferred tax liability	14	117	94	29
Liability for share based payments	17	12,018	-	-
		12,135	94	29
Current liabilities				
Trade and other payables	13	20,431	7,087	2,734
Current tax liabilities		5,334	3,614	-
Derivative financial instruments	15	-	333	-
Total current liabilities		25,765	11,034	2,734
Total liabilities		37,900	11,128	2,763
Shareholders' equity				
Share capital	18	12	12	12
Share premium	19	15,587	15,587	15,587
Retained earnings	19	12,531	4,714	(1,940)
Other reserves	19	447	-	-
Total shareholders' equity		28,577	20,313	13,659
Total liabilities and shareholders' equity		66,477	31,441	16,422

* Restated for change in accounting policies on first time adoption of IFRS – Note 23.

The notes on pages 23 to 54 are an integral part of these group financial statements.

The financial statements on pages 10 to 54 were approved by the board of directors and authorised for issue on 29 September 2006 and signed on its behalf by:

Director: **Hugh Willis** Director: **Mark Poole**

Group Statement of Changes in Shareholders' Equity

	Share Capital £000's	Share Premium £000's	Retained Earnings £000's	Other Reserves £000's	Total £000's
Balance at 1 July 2003 - UK GAAP	12	11,905	(4,154)	-	7,763
IFRS opening adjustment	-	-	87	-	87
Balance at 1 July 2003 (Restated*)	12	11,905	(4,067)	-	7,850
Net income/(expense) recognised directly in equity:					
Currency translation adjustments	-	-	(3)	-	(3)
Profit for the year	-	-	2,130	-	2,130
Additional premium received	-	3,682	-	-	3,682
Balance 30 June 2004 (Restated*)	12	15,587	(1,940)	-	13,659
Balance at 1 July 2004 (Restated*)	12	15,587	(1,940)	-	13,659
Net income/(expense) recognised directly in equity:					
Currency translation adjustments	-	-	1	-	1
Profit for the year	-	-	11,116	-	11,116
Dividends	-	-	(4,463)	-	(4,463)
Balance 30 June 2005 (Restated*)	12	15,587	4,714	-	20,313
Balance at 1 July 2005	12	15,587	4,714	-	20,313
Net income/(expense) recognised directly in equity:					
Currency translation adjustments	-	-	(2)	-	(2)
Share based payments	-	-	-	81	81
Deferred tax on share based payments	-	-	-	366	366
Profit for the year	-	-	21,619	-	21,619
Dividends	-	-	(13,800)	-	(13,800)
Balance 30 June 2006	12	15,587	12,531	447	28,577

* Restated for change in accounting policies on first time adoption of IFRS – Note 23.

The notes on pages 23 to 54 are an integral part of these group financial statements

Group Cash Flow Statement
For the Year Ended 30 June 2006

	Note	2006 £000's	2005 £000's Restated*	2004 £000's Restated*
Cash flows from operating activities				
Cash generated from operations	20	26,545	12,718	1,773
Corporation tax paid		(7,830)	(672)	(2)
		18,715	12,046	1,771
Cash flows from investing activities				
Purchase of property, plant and equipment		(2,476)	(224)	(903)
Purchase of intangible assets		(1,000)	(538)	(408)
Purchase of non-current investments		(3,462)	-	-
		(6,938)	(762)	(1,311)
Cash flows from financing activities				
Cash received for cash settled share based payments	16	12,018	-	-
Additional share premium received	18	-	-	3,682
Dividends paid	7	(13,800)	(4,463)	-
		(1,782)	(4,463)	3,682
Net increase in cash and cash equivalents		**9,995**	**6,821**	**4,142**
Cash and cash equivalents at beginning of year		15,220	8,399	4,257
Cash and cash equivalents at end of the year	12	**25,215**	**15,220**	**8,399**

* Restated for change in accounting policies on first time adoption of IFRS - Note 23.

The Group did not have any overdrafts repayable on demand at the end of each accounting period.

The notes on pages 23 to 54 are an integral part of these group financial statements

1. Segmental Reporting

(a) Primary Format – Business Segment

The Group has one distinguishable business segment, that being the provision of investment management services. This is considered by management to be the Group's primary segment. The result of that business segment is therefore disclosed in these accounts in the primary statements on Pages 19 to 22.

Revenue can be broken down as follows:

	2006 £000's	2005 £000's	2004 £000's
Management fees	37,156	16,310	6,427
Performance fees	38,802	23,512	6,862
	75,958	39,822	13,289

(b) Secondary Format - Geographical Segments

Although the Group's principal offices are located in London, investment management fees are generated from where the fund product entities or the domicile of the entity which signs an investment management agreement with the Group, on which fees are earned, are registered.

	2006 £000's	2005 £000's	2004 £000's
Segment Revenue			
Europe			
Luxembourg	5,081	1,201	609
Other Europe	1,461	23	-
The Americas			
Cayman Islands	69,416	38,598	12,680
The United States of America	-	-	-
	75,958	39,822	13,289
Segment Assets			
Europe			
Luxembourg	1,321	1,003	326
Other Europe	1,115	23	-
The Americas			
Cayman Islands	27,324	11,060	3,852
The United States of America	-	-	-
	29,760	12,086	4,178
Capital Expenditure and Intangible Assets			
Europe			
Luxembourg	-	-	-
Other Europe	3,245	874	917
The Americas			
Cayman Islands	-	-	-
The United States of America	266	-	-
	3,511	874	917

2. Administrative Expenses

The following items have been included in administrative expenses:

	2006 £000's	2005 £000's	2004 £000's
Staff costs (Note 4)	35,065	19,434	8,706
Depreciation and amortisation	802	1,018	730
Loss on disposal of property, plant and equipment (Note 8)	174	-	-
Loss on disposal of intangible assets (Note 9)	155	-	-
Other operating lease rentals payable:			
- Property	541	393	588
- Computer software	293	-	-
Net foreign exchange differences recognised	1,292	(384)	(137)

Fees paid to the Group's auditors, PricewaterhouseCoopers LLP, were as follows:

	2006 £000's	2005 £000's	2004 £000's
Audit services			
- Group Statutory audit	69	34	24
Total audit related fees	69	34	24
Further assurance services	60	5	4
Tax services			
- Compliance services	28	34	-
	28	34	-
Total fees	157	73	28

Further assurance services in 2006 include the audit of the Financial Reporting and Auditing Guideline 21 ('FRAG 21') and the audit of the annual regulatory return.

3. Other Operating Income and Expenses

Other operating income includes the following items:	2006 £000's	2005 £000's	2004 £000's
Fair value gains:			
Gains on derivative financial instruments	824	594	343
Investments at fair value	211	-	-
	1,035	594	343

Other operating expenses include the following items:	2006 £000's	2005 £000's	2004 £000's
Loss on derivative financial instruments	-	437	-

4. Staff Costs

Staff costs of the Group	2006 £000's	2005 £000's	2004 £000's
Wages and salaries	29,529	17,679	7,736
Social security costs	4,027	1,755	970
Share based payments	81	-	-
Other long term incentive schemes	1,428		
	35,065	19,434	8,706

The Group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages, which may be linked to the creation of long-term shareholder value. Salary ranges are established by reference to those prevailing in the employment market generally for executives of comparable status, responsibility and skills. All employees are eligible for an annual discretionary bonus. In addition to cash bonuses, the group operates various non cash remuneration schemes:

(i) Long-term share-based incentive schemes

These schemes are described in full in the 'Share Based Payments' Note 16.

(ii) Deferred Compensations Scheme

During the year the group operated a deferred compensation programme. Under the terms of this scheme the Group has purchased units in various funds of which a Group company acts as investment manager. The units in the funds purchased are held in the name of a nominee company for the benefit of selected employees. The units are subject to certain forfeiture provisions.

Wages and salaries include all amounts paid to employees, salaries, cash bonuses, deferred compensation and share based payments.

4. Staff Costs (continued)

Average number of people (including executive directors employed)	2006	2005	2004
Asset Management	39	26	19
Marketing	19	11	6
Administration & Finance	41	27	19
	99	64	44

Directors	2006 £000's	2005 £000's	2004 £000's
Aggregate emoluments	3,020	2,520	1,520
Share based payments	3	-	-
Total	3,023	2,520	1,520
Remuneration of highest paid director	1,511	1,260	760

5. Finance Income and Expense

	2006 £000's	2005 £000's	2004 £000's
Finance income:			
Interest on cash and cash equivalents	780	587	217
Interest on rent deposits	36	20	22
	816	607	239
Finance expense:			
Interest payable	(41)	-	-

6. Taxation

Analysis of charge in period:

	2006 £000's	2005 £000's	2004 £000's
Current tax			
UK Corporation tax on profits for the year	9,375	4,220	-
Adjustments to tax charge in respect of previous periods	126	57	2
Foreign tax	47	9	-
Total Current Tax	9,548	4,286	2
Deferred tax (Note 14)		-	-
Origination and reversal of temporary differences	(42)	667	(635)
Adjustments in respect of previous periods	-	(74)	-
IFRS 2 share based payments credit	(63)		
Total Deferred Tax	(105)	593	(635)
Total tax expense / (credit)	9,443	4,879	(633)

The tax on the Group's profit before tax differs from amounts that would arise using the theoretical effective UK tax rate applicable to profits of the Group companies, as follows:

	2006 £000's	2005 £000's	2004 £000's
Profit on ordinary activities before tax	31,062	15,995	1,497
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30% (2005: 30%; 2004: 30%)	9,319	4,799	449
Effects of:			
Expenses not deductible for tax purposes	101	74	51
Depreciation in excess of capital allowances	77	(26)	45
Revenue expenses in capital	-	(2)	-
Utilisation of brought forward losses	-	-	(1,180)
Adjustment in respect of previous period	126	(17)	2
Adjustment in respect of foreign tax rates	18	9	-
Other	(198)	42	-
Total tax expense / (credit)	9,443	4,879	(633)

7. Dividends

	2006 £000's	2005 £000's	2004 £000's
Declared and paid during the year			
Equity dividends and ordinary shares			
1st Interim dividend for 2006: £3.00 (2005: £3.719 2004: nil)	3,600	4,463	-
2nd Interim dividend for 2006: £1.00 (2005: nil 2004: nil)	1,200	-	-
3rd Interim dividend for 2006: £2.50 (2005: nil 2004: nil)	3,000	-	-
4th Interim dividend for 2006: £5.00 (2005: nil 2004: nil)	6,000	-	-
Total	13,800	4,463	-
Dividend per share	£11.50	£3.72	-

There was no proposed final dividend recommended by the Board at the balance sheet dates.

8. Property, Plant and Equipment

	Leasehold Improvements £000's	Furniture Fixtures & Fittings £000's	Information & Communication Technology Equipment £000's	Total £000's
Cost				
At 1 July 2005	703	305	1,110	2,118
Additions	1,456	365	670	2,491
Disposals	(252)	-	-	(252)
Currency translation difference	(3)	(1)	(1)	(5)
At 30 June 2006	1,904	669	1,779	4,352
Accumulated depreciation				
At 1 July 2005	134	211	584	929
Depreciation charge	271	104	290	665
Disposals	(78)	-	-	(78)
Currency translation difference	(1)	-	(1)	(2)
At 30 June 2006	326	315	873	1,514
Net book amount as at 30 June 2006	1,578	354	906	2,838

8. Property, Plant and Equipment (continued)

	Leasehold Improvements	Furniture Fixtures & Fittings	Information & Communication Technology Equipment	Total
	£000's	£000's	£000's	£000's
Cost				
At 1 July 2004	644	283	855	1,782
Additions	59	22	255	336
At 30 June 2005	703	305	1,110	2,118
Accumulated depreciation				
At 1 July 2004	5	135	390	530
Depreciation charge	129	76	194	399
At 30 June 2005	134	211	584	929
Net book amount as at 30 June 2005	569	94	526	1,189

	Leasehold Improvements	Furniture Fixtures & Fittings	Information & Communication Technology Equipment	Total
Cost				
At 1 July 2003	305	182	815	1,302
Additions	667	101	135	903
Disposals	(328)	-	(95)	(423)
At 30 June 2004	644	283	855	1,782
Accumulated depreciation				
At 1 July 2003	93	55	355	503
Depreciation charge	240	80	130	450
Disposals	(328)	-	(95)	(423)
At 30 June 2004	5	135	390	530
Net book amount as at 30 June 2004	639	148	465	1,252

In accordance with IFRS 1, 'First time adoption of International Financial Reporting Standards', and IAS 17 ,'Leases', the Group has reviewed the classification of all leases at the opening balance sheet date of 1 July 2003. The property lease has been classified as an operating lease in these accounts.

9. Intangible Assets

	Licences and Development Costs
	£000's
Cost	
At 1 July 2005	1,947
Additions	1,019
Disposals	(1,266)
At 30 June 2006	1,700
Amortisation	
At 1 July 2005	1,149
Amortisation in the year	137
Disposals	(1,111)
At 30 June 2006	175
Net book amount as at 30 June 2006	1,525

	Licences and Development Costs
	£000's
Cost	
At 1 July 2004	1,410
Additions	537
At 30 June 2005	1,947
Amortisation	
At 1 July 2004	530
Amortisation in the year	619
At 30 June 2005	1,149
Net book amount as at 30 June 2005	798

9. Intangible Assets (continued)

	Licences and Development Costs
	£000's
Cost	
At 1 July 2003	1,397
Additions	13
At 30 June 2004	1,410
Amortisation	
At 1 July 2003	250
Amortisation in the year	280
At 30 June 2004	530
Net book amount as at 30 June 2004	880

Intangible assets include costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year. Direct costs include software development and associated employee costs. Computer software licences acquired are also capitalised on the basis of the costs incurred to acquire and bring to use the specific software

The following useful lives have been determined for the intangible assets acquired during the year:

Computer software licences	3-5 years
Software development costs	5 years

All amortisation charges in the year are included on the face of the income statement.

10. Non Current Investments

Financial assets at fair value through profit or loss	2006 £000's	2005 £000's	2004 £000's
At 1 July 2003	-	-	-
Additions	-	-	-
At 30 June 2004	-	-	-
At 1 July 2004	-	-	-
Additions	-	-	-
At 30 June 2005	-	-	-
At 1 July 2005	-	-	-
Additions	3,674	-	-
At 30 June 2006	3,674	-	-

10. Non Current Investments (continued)

Financial assets at fair value through profit or loss include the following:

	2006 £000's	2005 £000's	2004 £000's
Listed Securities			
Investment in funds	3,674	-	-

Financial assets held at fair value are designated as such upon initial recognition. The fair value of the investments in funds are determined by using the quoted bid price at the balance sheet date.

These investments are held in relation to the 'deferred compensation scheme' which is discussed in more detail in Note 4.

11. Trade and Other Receivables

	2006 £000's	2005 £000's	2004 £000's
Amounts owed by related parties (Note 21)	28,601	11,916	4,210
Other trade receivables	386	428	187
Prepayments and accrued income	2,143	642	246
Total amounts falling due within one year	31,130	12,986	4,643
Amounts falling due after more than one year			
Deferred tax asset (Note 14)	631	137	665
Rent deposit	1,218	1,111	503
Total amounts falling due after more than one year	1,849	1,248	1,168

Credit risk with respect to trade receivables is concentrated on amounts owed by related parties. These related parties are funds sponsored and managed by the Group. Due to this, management believe no credit risk provision is required.

The Directors consider that the carrying amount of trade and other receivables are appropriate to their fair values.

All non-current receivables are due within five years from the balance sheet date.

11. Trade and Other Receivables (continued)

Trade and other receivables are denominated in the following currencies:

	2006 £000's	2005 £000's	2004 £000's
Sterling	1,075	829	433
US dollar	19,917	8,883	2,706
Euro	10,118	3,258	1,504
Japanese yen	20	16	-
Total amounts falling due within one year	31,130	12,986	4,643
Sterling	1,696	1,152	1,168
Japanese yen	153	96	-
Total amounts falling due after more than one year	1,849	1,248	1,168

12. Cash and Cash Equivalents

	2006 £000's	2005 £000's	2004 £000's
Cash and cash equivalents			
Cash at bank and in hand	1,015	720	249
Short term bank deposits	24,200	14,500	8,150
Total cash and cash equivalents	25,215	15,220	8,399

The effective interest rate on short-term deposits was 4.35% (2005: 4.72%, 2004: 4.1%) and these deposits have an average maturity of one day.

Cash and cash equivalents are denominated in the following currencies:

	2006 £000's	2005 £000's	2004 £000's
Sterling	24,542	14,894	8,191
US dollar	311	113	94
Euro	307	183	114
Japanese yen	55	30	-
	25,215	15,220	8,399

13. Current Trade and other Payables

	2006 £000's	2005 £000's	2004 £000's
Amounts falling due within one year			
Trade payables	322	367	236
Amounts owed to related parties (Note 21)	154	15	-
Other tax and social security payable	318	232	153
Other creditors	4,249	1,268	667
Accruals	15,388	5,205	1,678
Total trade and other payables	20,431	7,087	2,734

The Directors consider that the carrying amount of current trade and other payables are appropriate to their fair values.

Current trade and other payables are denominated in the following currencies:

	2006 £000's	2005 £000's	2004 £000's
Sterling	19,386	6,523	2,671
US dollar	172	233	26
Euro	778	284	37
Japanese yen	95	47	-
	20,431	7,087	2,734

14. Deferred Taxation

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30% (2005: 30%, 2004: 30%).

The movement on the deferred tax account is shown below:

	2006 £000's	2005 £000's	2004 £000's
At 1 July	(43)	(636)	-
Profit and loss charge/(credit)	(105)	593	(636)
At 30 June	(148)	(43)	(636)

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets where it is probable that these amounts will be recovered.

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below.

14. Deferred Taxation

(a) Deferred Tax Assets

	Temporary Differences £000's	Tax losses carried forward £000's	Total £000's
At 1 July 2005	137	-	137
Income statement credit/(expense)	128	-	128
Credit taken to equity	366	-	366
At 30 June 2006	631	-	631
At 1 July 2004	15	650	665
Income statement credit/(expense)	122	(650)	(528)
At 30 June 2005	137	-	137
At 1 July 2003	-	-	-
Income statement credit/(expense)	15	650	665
At 30 June 2004	15	650	665

(b) Deferred Tax Liabilities

	Temporary Differences £000's	Total £000's
At 1 July 2005	(94)	(94)
Exchange translation adjustments	-	-
Income statement credit/(expense)	(23)	(23)
Transfers		
At 30 June 2006	(117)	(117)
At 1 July 2004	(29)	(29)
Income statement credit/(expense)	(65)	(65)
At 30 June 2005	(94)	(94)
At 1 July 2003	-	-
Income statement credit/(expense)	(29)	(29)
At 30 June 2004	(29)	(29)

15. Derivative Financial Instruments

	2006		2005		2004	
	Assets £000's	Liabilities £000's	Assets £000's	Liabilities £000's	Assets £000's	Liabilities £000's
Forward Foreign Exchange Contracts	246	-	-	(333)	80	-
	246	-	-	(333)	80	-

Forward foreign exchange contracts are used to cash flow hedge expected future US Dollar and Euro fee receivables. The contracts are set to expire on the date the receivable falls due. Gains and losses made on forward foreign exchange contracts are fair valued through the profit and loss account. The notional principal amounts of these outstanding forward foreign exchange contracts are £7,899,122 (2005: £14,785,676; 2004: £6,205,226).

The forward foreign exchange contracts used to hedge foreign currency risk are held at fair value through profit and loss.

16. Share Based Payments

The Group seeks to facilitate significant equity ownership by senior management, principally through schemes which encourage and assist the purchase of the Group's shares.

During the year, £81,000 was charged to the Income Statement in respect of equity settled, share-based payment transactions (2005: £nil; 2004: £nil). This expense was based on the fair value of the share-based payment transactions on grant date. All of the expense arose under employee share awards made within the Group's share based payment schemes. Details of these schemes are as follows:

(i) Enterprise Management Incentive (EMI) Option Award Scheme

Options granted under the Enterprise Management Incentive Option Award Scheme have been granted as Enterprise Management Incentive options under the provisions of sections 527 - 541 and Schedule 5 of the Income Tax (Earnings & Pensions) Act 2003. All awards were granted on 19 December 2005. Selected employees were eligible to participate. In general terms, providing an option holder continues in employment of the Group, options may be exercised in accordance with a vesting schedule as follows: 25% on or after each of 30 January 2007, 30 January 2008, 30 January 2009 and 30 January 2010. All EMI options expire on 30 January 2015.

(ii) Unapproved Option Award Scheme

During the year the Group established a second option award scheme, not an HMRC approved scheme. Selected employees were eligible to participate. All awards were granted on or around 27 March 2006. In general terms', providing an optionholder remains an employee of the Group, options may be exercised in accordance with a vesting schedule as follows: 25% on or after each of 30 January 2007, 30 January 2008, 30 January 2009 and 30 January 2010. All 'Unapproved' options expire on 30 January 2015.

(iii) Share Award Scheme

During the year, the Group's selected senior employees were permitted to subscribe to shares. Additional details are included in Note 17.

16. Share Based Payments (continued)

The fair value of share options and awards are calculated using the 'Black Scholes' model, taking into account the effect of both financial and demographic assumptions. Financial assumptions include the future share price volatility, dividend yield, risk-free interest rate, and the best estimate outcome of non-market based performance conditions. Demographic assumptions include forfeiture and early vesting behaviours that are based upon historic observable data. The fair values per option and award granted during the year, and the assumptions used in the calculations, are as follows:

	EMI Option Award Scheme	Unapproved Option Award Scheme
Grant Dates	19 December 2005	27 April 2006
Fair value underlying share at grant	£21.01	£23.10
Weighted Average Exercise Price	£25.33	£25.01
Options awarded during the year	211,000	70,000
Vesting Period (years)	2.6	2.2
Expected Share Price Volatility	17.8%	17.1%
Dividend Yield	4.9%	4.1%
Risk Free Rate	4.6%	5.0%
Expected Option Life	4.6 years	4.6 years
Number of Options expected to vest	187,967	68,533
Average fair value per option grant	£0.94	£1.83

The expected share price volatility is based on historical volatility over the last 2 years of FTSE All-share Financials Index, adjusted by a factor to give a single stock volatility. The expected life is the average expected period to exercise. The risk-free rate of return is the GBP swap curve for the term, consistent with the assumed option life.

The fair value share price at grant date has been calculated using an earnings multiples approach based on comparable quoted companies making various adjustments. The main adjustments considered were fund concentration, earnings variability, private company, minority holdings and voting rights.

16. Share Based Payments (continued)

Movements in the number of share options outstanding are as follows:

	2006		2005		2004	
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Share Options Outstanding at 1 July	577,000	£22.69	439,000	£20.86	228,500	£19.56
Granted	281,000	£25.25	138,000	£28.53	210,500	£22.26
Forfeited	(53,500)	£22.91	-	-	-	-
Cancelled(see below)	(523,500)	£22.67	-	-	-	-
Share Options Outstanding 30 June	281,000	£25.25	577,000	£22.69	439,000	£20.86

At 30 June 2006 no options were exercisable or had been exercised as none had yet reached their exercise date.

During the year 523,500 of options were cancelled and replaced with alternative option or share entitlements on a 'one for one' basis, as follows:

a) 346,000 were replaced with D shares as detailed in Note 17
b) 128,500 were replaced with EMI options and
c) 49,000 were replaced with other options.

The incremental change in fair value per option/share as a result of cancellation and replacement was as follows:

Original Option Grant Date	Original Option Strike Price	Replacement Entitlement	Subscription Price/New Option Strike Price	Incremental Change in Fair Value
30-Jan-02	£15.41	D Shares	£15.41	£1.98
30-Jan-02	£15.41	EMI Options	£15.41	£0.79
30-Jan-03	£22.26	D Shares	£22.26	-£0.92
30-Jan-03	£22.26	EMI Options	£22.26	£0.81
30-Jan-03	£22.26	Other Options	£22.26	£0.96
30-Jan-04	£22.26	D Shares	£22.26	-£1.10
30-Jan-04	£22.26	EMI Options	£22.26	£0.66
30-Jan-04	£22.26	Other Options	£22.26	£0.78
26-Jan-05	£28.53	D Shares	£28.53	-£5.85
26-Jan-05	£28.53	EMI Options	£28.53	£0.37
26-Jan-05	£28.53	Other Options	£28.53	£0.52

The incremental change in fair value was calculated by valuing the cancelled options immediately before cancellation and valuing the replacement alternative on grant or issue date. The option and share valuation methodologies used were the same as described above.

16. Share Based Payments (continued)

The share options outstanding at the end of the year have exercise prices and expected remaining lives as follows:

	30 June 2006		30 June 2005		30 June 2004	
Option exercise price	Number of Options	Weighted Average Expected Remaining Life	Number of Options	Weighted Average Expected Remaining Life	Number of Options	Weighted Average Expected Remaining Life
£15.41	18,000	4.6 years	90,000	5.6 years	90,000	6.6 years
£22.26	111,000	4.6 years	349,000	5.6 years	349,000	6.6 years
£28.53	155,000	4.6 years	138,000	5.6 years	-	-
Total	284,000		577,000		439,000	

17. Liability for Cash Settled Share Based Transactions

During 2006, the Group entered into arrangements with a number of employees for the subscription by such employees for D Shares. Under the terms of each subscription, the D Shares were allotted to BL Nominees Limited to hold as nominee on behalf of the employee until the D Shares are released under agreed forfeiture arrangements and on behalf of the Group as security for the performance of the employee's obligations under the arrangements. Such obligations include the requirement for the employee to meet all related tax liabilities incurred by the Group in connection with the D Shares. The fair value of the shares on subscription was £23.68.

The shares awarded are subject to forfeiture provisions and only vest unconditionally as follows: 25% on or after each of 30 January 2007, 30 January 2008, 30 January 2009 and 30 January 2010.

Although legally the D shares represent share capital, these share subscriptions are shown as a 'Liability for Share Based Transactions'. This is because of the 'Bad Leaver' provisions within the D share subscription agreement. These provisions are in place, so that a 'Bad Leaver' cannot benefit from any future appreciation in the share price should they cease employment with the Group while the shares are still subject to forfeiture provisions. In such circumstances the Group will become beneficial owner of the share and be obliged to repay the individual the lower of their original cost or the then current market value. It is therefore this obligation that requires the shares to be shown as a liability rather than equity.

The share subscriptions are shown as a non-current liability and will be shown as shareholders' equity once any forfeiture provisions no longer apply.

During the year 496,100 shares were subscribed at an average price of £24.23. Of these shares 346,000 replaced previously awarded options (see Note 16).

The effect of share based transactions on the Group's financial position was as follows:

	2006 £000's	2005 £000's	2004 £000's
Closing balance of liability for share based transactions	12,018	-	-
Total intrinsic value for share based transactions	-	-	-

18. Share Capital

	2006 £000's	2005 £000's	2004 £000's
Authorised			
600,000 ordinary A class shares of £0.01 each	6	6	6
600,000 ordinary B class shares of £0.01 each	6	6	6
303,900 (2005: 800,000; 2004: 800,000) ordinary C class shares of £0.01 each	3	8	8
496,100 (2005:nil; 2004: nil) ordinary D class shares of £0.01 each	5	-	-
	20	20	20
Called up, allotted and fully paid			
600,000 ordinary A class shares of £0.01 each	6	6	6
600,000 ordinary B class shares of £0.01 each	6	6	6
	12	12	12

The authorised capital of the Company consists of 600,000 A shares of 1p each, 600,000 B shares of 1p each, 303,900 C shares of 1p each and 496,100 D shares of 1p each. All of the A, B and D shares are in issue. During the year, the authorised share capital for C shares was reduced from 800,000 shares to 303,900 shares and authorised share capital for D shares of 496,100 was created. See Note 17 for the classification of D shares subscribed.

On a return of capital on a winding up of the Company, its assets would be applied first in paying to A shareholders the subscription price for their shares, second in paying to B shareholders the subscription price for their shares and thereafter rateably between A, B, C and D shareholders.

In accordance with a shareholders' agreement dated 3rd July 2001 the holders of the A shares were required to pay additional consideration by way of further premium payments for the shares issued to them, on the achievement by the Company of certain business objectives. In 2004, the Company achieved the final relevant objective, which triggered the final premium payment from shareholders.

The shareholders' agreement and the Company's Articles of Association together confer equal dividend rights on the A, B, C and D shares in issue. As at 30 June 2006, no C shares had been issued.

The A and B shares in issue have equal voting rights and their holders are entitled to attend and vote at annual general meetings of the Company. The holders of C shares are not entitled to attend or vote at annual general meetings and their consent is not required for their other rights to be varied by holders of the A and B shares. The holders of D shares are entitled to attend and vote at annual general meetings of the Company save that such voting rights shall only become exercisable in the event of a Listing.

19. Reserves

	Share premium £000's	Retained earnings £000's	Other reserves £000's	Total £000's
At 1 July 2005	15,587	4,714	-	20,301
Currency translation difference	-	(2)	-	(2)
Share based payments	-	-	81	81
Deferred tax on share based payments	-	-	366	366
Dividends	-	(13,800)	-	(13,800)
Profit for the year	-	21,619	-	21,619
At 30 June 2006	15,587	12,531	447	28,565
At 1 July 2004	15,587	(1,940)	-	13,647
Currency translation difference	-	1	-	1
Dividends	-	(4,463)	-	(4,463)
Profit for the year	-	11,116	-	11,116
At 30 June 2005	15,587	4,714	-	20,301
At 1 July 2003	11,905	(4,067)	-	7,838
Currency translation difference	-	(3)	-	(3)
Additional premium received	3,682	-	-	3,682
Profit for the year	-	2,130	-	2,130
At 30 June 2004	15,587	(1,940)	-	13,647

20. Cash generated from operations

	2006 £000's	2005 £000's	2004 £000's
Continuing operations			
Operating profit for the year	30,287	15,388	1,258
Adjustments for:			
Finance income	816	607	239
Depreciation	665	399	450
Amortisation of intangibles	137	619	280
Loss on disposal of property, plant and equipment	174	-	-
Loss on disposal of intangible assets	155	-	-
	1,947	1,625	969
Changes in working capital:			
Increase in receivables	(18,503)	(8,870)	(2,660)
Increase in payables	12,814	4,575	2,206
Cash generated from operations	26,545	12,718	1,773

21. Related Party Transactions

The following transactions were carried out with related parties:

(a) Transactions and balances with related entities

During the year the following categories of related party transactions occurred:

Description of relationship	Description of Service	Description of transactions
Shareholder	Range of banking services on normal third party terms to the Group companies	Interest income received. Cash held on account (i)
Shareholder	Placement agent services to the Group companies	Fees incurred on investments placed as a result of these services (ii)
External fund entities, controlled by a shareholder	Distribution agreement	Rebates paid to the investor (iii)
Funds managed by the Group	Provision of investment management and investment services by Group companies.	Management and performance fees earned (iv)

(i) Income received during the financial year

	2006 £000's	2005 £000's	2004 £000's
Interest received	733	586	216

Year end balances arising during the financial year

	2006 £000's	2005 £000's	2004 £000's
Cash held on account	24,937	15,100	8,324

(ii) Purchases of services during the financial year

	2006 £000's	2005 £000's	2004 £000's
Placement fees paid	162	87	-

Year end balances arising during the financial year

	2006 £000's	2005 £000's	2004 £000's
Payable due to related parties	9	15	-

21. Related Party Transactions (continued)

(iii) Purchases of services during the financial year

	2006 £000's	2005 £000's	2004 £000's
Distribution fees paid	193	-	-

Year end balances arising with the shareholder during the financial year

	2006 £000's	2005 £000's	2004 £000's
Payable due to related party	145	-	-

(iv) Sales of services during the financial year

	2006 £000's	2005 £000's	2004 £000's
Investment management fees	75,205	40,806	13,860

Year end balances arising with the shareholder during the financial year

	2006 £000's	2005 £000's	2004 £000's
Funds managed by the Group	28,601	11,916	4,210

All transactions with related parties were on an arm's length basis.

(b) Key Management Compensation

The remuneration of key management personnel during the year was as follows;

	2006 £000's	2005 £000's	2004 £000's
Salaries and other short-term employee benefits	4,185	2,937	1,760
Share based payments	18	-	-
	4,203	2,937	1,760

Further information on directors' emoluments, options, share awards and interests can be found in the Directors' report, and in Note 4.

22. Commitments and Contingent Liabilities

(a) Operating leases

The Group leases office premises and computer software under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2006 Leasehold property	2005 Leasehold property	2004 Leasehold property
	£000's	£000's	£000's
Commitments under non-cancellable operating leases expiring:			
Within one year	928	531	428
Later than one year and less than five years	5,857	4,928	2,293
After five years	-	982	915
Total	6,785	6,441	3,636

	2006 Computer software	2005 Computer software	2004 Computer software
	£000's	£000's	£000's
Commitments under non-cancellable operating leases expiring:			
Within one year	204	70	-
Later than one year and less than five years	826	940	-
Total	1,030	1,010	-

(b) Capital commitments

	2006 £000's	2005 £000's	2004 £000's
Expenditure contracted for but not provided for in the financial statements	176	-	-

(c) Contingent liabilities

The Group has a contingent liability with respect to expenses payable to external advisors in the event of possible capital restructuring. The contingent liability constitutes legal fees subject to a capped amount of £400,000 plus value added tax and non legal expenses subject to a capped amount of £50,000 plus value added tax.

23. Transition to IFRS

The Group's IFRS adoption date is 1 July 2003 and the financial statements for the year ended 30 June 2006 are the first annual financial statements that comply with IFRS, which have been prepared as described in the Significant Accounting Policies on page 10 of this report.

The Group reported under UK GAAP in its previous financial statements for the years ended 30 June 2004 and 30 June 2005. The following reconciliations provide a quantification of the effect of the transition on net assets from UK GAAP to IFRS at 1 July 2003, 30 June 2004 and 30 June 2005, and profit from UK GAAP to IFRS for the years ended 30 June 2004 and 30 June 2005.

An explanation of the significant adjustments arising from the first time adoption of IFRS are set out below.

(i) Share-based payments (IFRS 2)

The treatment under UK GAAP was to charge the intrinsic value of option grants as at the date of grant to the Income Statement. Where options are granted at no cost to the employee the Income Statement was charged with an amount equal to the market price on the date of grant less subscription price, spread over the performance period. In accordance with IFRS 2, for those equity-settled share awards/grants made after 7 November 2002, which had not vested at 1 April 2004, which covers all unvested awards/grants, the charge to the Income Statement represents the fair value of the award/grant at the date of award/grant and is spread over the vesting period. The Group has used appropriate present economic valuation models and methodologies for calculating the fair value of each share award/option, including using a 'Black Scholes' option pricing model for valuing share options.

(ii) Dividends (IAS 10)

Under UK GAAP, all dividends relating to an accounting period that are proposed up to the date of the approval of the financial statements by the Board of Directors are accrued in that accounting period. Under IFRS, only dividends approved during the year are accrued. Accordingly, there is an IFRS adjustment to the balance sheet for the final dividend for the financial years ended 30 June 2005 and 30 June 2006.

(iii) Operating Lease Incentives (SIC 15)

Under UK GAAP operating lease incentives were recognised on a straight line basis over the period to the first rent review. Under IFRS, the aggregate benefit of incentives should be recognised by the lessee as a reduction in the rental expense incurred on a straight line basis over the period of the non cancellable lease. Accordingly there are IFRS adjustments to the Income Statement for the years ended 30 June 2004 and 30 June 2005. The balance sheets at those dates contain similar adjustments.

(iv) Forward Contracts (IAS 39)

The Group treats forward contracts as instruments to manage the risk of foreign exchange fluctuations on receipt of investment management income. Under UK GAAP the underlying foreign currency transactions were recorded in the Group's accounting records using the relevant exchange rate from the derivative contract to translate the transaction into sterling. Gains and losses arising on the contracts were deferred and recognised in the profit and loss account only when the underlying hedged transaction had itself been recognised in the financial statements. Under IFRS, derivatives are measured at their fair value and recognised on the balance sheet at the commitment date for the contract, not the maturity date. Any changes in the fair value are recognised in the income statement over the life of the contract. Accordingly IFRS adjustments representing the fair value of the forward contracts at each of the balance sheet dates have been made, including the opening balance sheet date of 1 July 2003. Similar adjustments have also been recognised in the income statement.

(v) Reclassification of various assets as intangibles (IAS 38)

A wider range of assets meet the definition of an intangible asset under IAS 38 than under the UK GAAP definition. Development costs and licences were included within tangible fixed assets under UK GAAP. Under IFRS, development costs and licences are classified as intangible assets and are subject to annual impairment reviews.

Other adjustments

There are a number of other less significant adjustments and reclassifications, which include:

(vi) Cash flows (IAS 7): Incomes taxes of £2,000 paid and interest received of £239,000 for the year ended 30 June 2004 and income taxes of £672,000 paid and interest received of £607,000 for the year ended 30 June 2005 are classified as part of operating cashflows under IFRS, but were included in a separate category of Tax cashflows and Returns on Investments of Servicing of Finance under UK GAAP. There are no other material difference between the cashflows presented under IFRS and UK GAAP.

(vii) Foreign Currency (IAS 21): UK GAAP permitted translation of monetary assets and liabilities at a contracted rate where there were related forward contracts hedging the underlying transaction. Under IFRS, such monetary assets and liabilities were adjusted to be translated at the balance sheet dates.

24. Principal Group Investments

The names of the principal investments of BlueBay Asset Management Limited, together with the Group's controlling interest and voting rights are given below.

Principal operating subsidiaries	Country of Incorporation	Effective Group Interest %
Bluebay Funds Management Company S.A.	Luxembourg	100
Bluebay Asset Management Japan Limited	United Kingdom	100
Bluebay Asset Management USA LLC	United States of America	100

Company Balance Sheet
As at 30 June 2006

	Note	2006 £000's	2005 £000's Restated*	2004 £000's Restated*
Assets				
Non-current assets				
Property, plant and equipment	28	2,504	1,066	1,252
Intangible assets	29	1,525	798	880
Investments	30	3,753	79	79
Deferred tax asset	34	594	137	665
Non current receivables	31	1,101	1,015	503
Total non-current assets		9,477	3,095	3,379
Current assets				
Trade and other receivables	31	31,571	13,157	4,643
Derivative financial instruments	35	246	-	80
Cash and cash equivalents	32	24,986	15,103	8,324
Total current assets		56,803	28,260	13,047
Total assets		66,280	31,355	16,426
Liabilities				
Non-current liabilities				
Deferred tax liability	34	117	117	29
Liability for share based payments	36	12,018	-	-
		12,135	117	29
Current liabilities				
Trade and other payables	33	20,333	7,039	2,743
Current tax liabilities		5,321	3,583	-
Derivative financial instruments	35	-	333	-
Total current liabilities		25,654	10,955	2,743
Total liabilities		37,789	11,072	2,772
Shareholders' equity				
Share capital	37	12	12	12
Share premium	38	15,587	15,587	15,587
Retained earnings	38	12,445	4,684	(1,945)
Other reserves	38	447	-	-
Total shareholders' equity		28,491	20,283	13,654
Total liabilities and shareholders' equity		66,280	31,355	16,426

* Restated for change in accounting policies on first time adoption of IFRS - Note 41

The notes on pages 58 to 73 are an integral part of these Company financial statements.

The financial statements on pages 55 to 73 were approved by the board of directors and authorised for issue on 29 September 2006 and signed on its behalf by:

Director: **Hugh Willis** Director: **Mark Poole**

Company Statement of Changes in Shareholders Equity

	Share Capital £000's	Share Premium £000's	Retained Earnings £000's	Other Reserves £000's	Total £000's
Balance at 1 July 2003 - UK GAAP	12	11,905	(4,162)	-	7,755
IFRS opening adjustment	-	-	87	-	87
Balance at 1 July 2003 (Restated*)	12	11,905	(4,075)	-	7,842
Profit for the year	-	-	2,130	-	2,130
Additional premium received	-	3,682	-	-	3,682
Balance 30 June 2004 (Restated*)	12	15,587	(1,945)	-	13,654
Balance at 1 July 2004 (Restated*)	12	15,587	(1,945)	-	13,654
Profit for the year	-	-	11,092	-	11,092
Dividends	-	-	(4,463)	-	(4,463)
Balance 30 June 2005 (Restated*)	12	15,587	4,684	-	20,283
Balance at 1 July 2005	12	15,587	4,684	-	20,283
Net income/(expense) recognised directly in equity:					
Share based payments	-	-	-	81	81
Deferred tax on share based payments	-	-	-	366	366
Profit for the year	-	-	21,561	-	21,561
Dividends	-	-	(13,800)	-	(13,800)
Balance 30 June 2006	12	15,587	12,445	447	28,491

* Restated for change in accounting policies on first time adoption of IFRS – Note 41

The notes on pages 58 to 73 are an integral part of these Company financial statements

Company Cash Flow Statement

For the Year Ended 30 June 2006

	Note	2006 £000's	2005 £000's Restated*	2004 £000's Restated*
Cash flows from operating activities				
Cash generated from operations	39	26,102	12,534	1,698
Income tax paid		(7,765)	(672)	(1)
		18,337	11,862	1,697
Cash flows from investing activities				
Purchase of property, plant & equipment		(2,209)	(82)	(904)
Purchase of intangible assets		(1,001)	(538)	(408)
Purchase on non-current investments		(3,462)	-	-
		(6,672)	(620)	(1,312)
Cash flows from financing activities				
Cash received for cash settled share based payments		12,018	-	-
Additional share premium received		-	-	3,682
Dividends paid		(13,800)	(4,463)	-
		(1,782)	(4,463)	3,682
Net increase in cash and cash equivalents		**9,883**	**6,779**	**4,067**
Cash and cash equivalents at beginning of year		15,103	8,324	4,257
Cash and cash equivalents at end of the year	32	**24,986**	**15,103**	**8,324**

* Restated for change in accounting policies on first time adoption of IFRS – Note 41.

The Company did not have any overdrafts repayable on demand at the end of each accounting period.

The notes on pages 58 to 73 are an integral part of these Company financial statements

25. Basis of Accounting

The Company applies group accounting policies. The Group's accounting policies can be found in the Group financial statements.

The Company financial statements have been prepared in accordance with IAS 27 'Consolidated and Separate Financial Statements'.

26. Profits of the Company

The profit for the financial year dealt with in the Company was £21,561,000 (2005: £11,092,000; 2004: £2,130,000). In accordance with Section 230 of the Companies Act 1985, a separate income statement has not been presented for the Company

27. Segmental Reporting

The Company need not present segmental information in accordance with IAS 14 'Segment Reporting' as it has taken the exemption from publishing its Income Statement and related notes under Section 230 of the Companies Act 1985.

28. Property, Plant & Equipment

	Leasehold Improvements	Furniture Fixtures & Fittings	Information & Communication Technology Equipment	Total
	£000's	£000's	£000's	£000's
Cost				
At 1 July 2005	647	288	1,041	1,976
Additions	1,383	335	506	2,224
Disposals	(252)	-	-	(252)
At 30 June 2006	1,778	623	1,547	3,948
Accumulated depreciation				
At 1 July 2005	128	209	573	910
Depreciation charge	258	97	257	612
Disposals	(78)	-	-	(78)
At 30 June 2006	308	306	830	1,444
Net book amount as at 30 June 2006	1,470	317	717	2,504

28. Property, Plant & Equipment (continued)

	Leasehold Improvements	Furniture Fixtures & Fittings	Information & Communication Technology Equipment	Total
	£000's	£000's	£000's	£000's
Cost				
At 1 July 2004	644	283	855	1,782
Additions	3	5	186	194
At 30 June 2005	647	288	1,041	1,976
Accumulated depreciation				
At 1 July 2004	5	135	390	530
Depreciation charge	123	74	183	380
At 30 June 2005	128	209	573	910
Net book amount as at 30 June 2005	519	79	468	1,066

	Leasehold Improvements	Furniture Fixtures & Fittings	Information & Communication Technology Equipment	Total
	£000's	£000's	£000's	£000's
Cost				
At 1 July 2003	305	182	815	1,302
Additions	667	101	135	903
Disposals	(328)	-	(95)	(423)
At 30 June 2004	644	283	855	1,782
Accumulated depreciation				
At 1 July 2003	93	55	355	503
Depreciation charge	240	80	130	450
Disposals	(328)	-	(95)	(423)
At 30 June 2004	5	135	390	530
Net book amount as at 30 June 2004	639	148	465	1,252

29. Intangible Assets

	Licences and Development Costs
	£000's
Cost	
At 1 July 2005	1,947
Additions	1,019
Disposals	(1,266)
At 30 June 2006	1,700
Amortisation	
At 1 July 2005	1,149
Amortisation in the year	137
Disposals	(1,111)
At 30 June 2006	175
Net book amount as at 30 June 2006	1,525

	Licences and Development Costs
	£000's
Cost	
At 1 July 2004	1,410
Additions	537
At 30 June 2005	1,947
Amortisation	
At 1 July 2004	530
Amortisation in the year	619
At 30 June 2005	1,149
Net book amount as at 30 June 2005	798

29. Intangible Assets (continued)

	Licences and Development Costs £000's
Cost	
At 1 July 2003	1,397
Additions	13
At 30 June 2004	1,410
Amortisation	
At 1 July 2003	250
Amortisation in the year	280
At 30 June 2004	530
Net book amount as at 30 June 2004	880

30. Non Current Investments

	Wholly owned subsidiaries £000's	Financial assets at fair value through profit or loss £000's	Total £000's
At 1 July 2003 and 30 June 2004	79	-	79
At 1 July 2004 and 30 June 2005	79	-	79
At 1 July 2005	79	-	79
Additions	-	3,674	3,674
At 30 June 2006	79	3,674	3,753

Financial assets at fair value through profit or loss include the following:

	2006 £000's	2005 £000's	2004 £000's
Listed Securities			
Investment in funds	3,674	-	-

Financial assets held at fair value are designated as such upon initial recognition. The fair value of the investments in funds are determined by using the quoted mid price at the balance sheet date.

These investments are held in relation to the 'deferred compensation scheme' which is discussed in more detail in Note 4.

31. Trade and Other Receivables

	2006 £000's	2005 £000's	2004 £000's
Amounts owed by related parties (see Note 21)	28,601	11,916	4,210
Other trade receivables	373	414	188
Amounts owed by subsidiaries (see Note 40)	501	201	-
Prepayments and accrued income	2,096	626	245
Total amounts falling due within one year	31,571	13,157	4,643
Amounts falling due after more than one year			
Deferred tax asset (see Note 34)	594	137	665
Rent deposit	1,101	1,015	503
Total amounts falling due after more than one year	1,695	1,152	1,168

The Directors consider that the carrying amount of trade and other receivables are appropriate to their fair values.

All non-current receivables are due within five years from the balance sheet date.

Trade and other receivables are denominated in the following currencies:

	2006 £000's	2005 £000's	2004 £000's
Sterling	1,063	816	433
US dollar	20,207	8,882	2,706
Euro	10,118	3,258	1,504
Japanese yen	183	201	-
Total amounts falling due within one year	31,571	13,157	4,643
Sterling	1,695	1,152	1,168
Total amounts falling due after more than one year	1,695	1,152	1,168

32. Cash and Cash Equivalents

	2006 £000's	2005 £000's	2004 £000's
Cash and cash equivalents			
Cash at bank and in hand	786	603	174
Short term bank deposits	24,200	14,500	8,150
Total cash and cash equivalents	24,986	15,103	8,324

32. Cash and Cash Equivalents (continued)

Cash and cash equivalents are denominated in the following currencies

	2006 £000's	2005 £000's	2004 £000's
Sterling	24,511	14,892	8,192
US dollar	256	113	94
Euro	219	98	38
	24,986	15,103	8,324

33. Current Trade and other Payables

	2006 £000's	2005 £000's	2004 £000's
Amounts falling due within one year			
Trade payables	322	368	236
Amounts owed to related parties (see Note 21)	154	15	-
Amounts owed to subsidiaries (see Note 40)	3	5	-
Other tax and social security payable	318	208	153
Other creditors	4,211	1,285	675
Accruals	15,325	5,158	1,679
Total trade and other payables	20,333	7,039	2,743

The Directors consider that the carrying amount of current trade and other payables are appropriate to their fair values.

Current trade and other payables are denominated in the following currencies:

	2006 £000's	2005 £000's	2004 £000's
Sterling	19,383	6,523	2,680
US dollar	172	233	26
Euro	778	283	37
	20,333	7,039	2,743

34. Deferred Taxation

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30% (2005: 30%, 2004: 30%).

The movement on the deferred tax account is shown below:

	2006 £000's	2005 £000's	2004 £000's
At 1 July	(20)	(636)	-
Profit and loss charge/(credit)	(91)	616	(636)
At 30 June	(111)	(20)	(636)

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets where it is probable that these amounts will be recovered.

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below.

(a) Deferred Tax Assets

	Temporary Differences £000's	Tax losses carried forward £000's	Total £000's
At 1 July 2005	137	-	137
Income statement credit/(expense)	91	-	91
Credit taken to equity	366	-	366
At 30 June 2006	594	-	594

	Temporary Differences £000's	Tax losses carried forward £000's	Total £000's
At 1 July 2004	15	650	665
Income statement credit/(expense)	122	(650)	(528)
At 30 June 2005	137	-	137

34. Deferred Taxation (continued)

(a) **Deferred Tax Assets** (continued)

	Temporary Differences £000's	Tax losses carried forward £000's	Total £000's
At 1 July 2003	-	-	-
Income statement credit/(expense)	15	650	665
At 30 June 2004	15	650	665

(b) Deferred Tax Liabilities

	Temporary Differences £000's	Total £000's
At 1 July 2005	(117)	(117)
At 30 June 2006	(117)	(117)

	Temporary Differences £000's	Total £000's
At 1 July 2004	(29)	(29)
Income statement credit/(expense)	(88)	(88)
At 30 June 2005	(117)	(117)

	Temporary Differences £000's	Total £000's
At 1 July 2003	-	-
Income statement credit/(expense)	(29)	(29)
At 30 June 2004	(29)	(29)

35. Derivative Financial Instruments

Details of the financial instruments disclosure in accordance with IAS 32 are given in Note 15 to the Group financial statements.

36. Share Based Payments

Details of the share based payments are given in Note 16 to the Group financial statements.

37. Share Capital

	2006 £000's	2005 £000's	2004 £000's
Authorised			
600,000 ordinary A class shares of £0.01 each	6	6	6
600,000 ordinary B class shares of £0.01 each	6	6	6
303,900 (2005: 800,000; 2004: 800,000) ordinary C class shares of £0.01 each	3	8	8
496,100 (2005:nil; 2004: nil) ordinary D class shares of £0.01 each	5	-	-
	20	20	20
Called up, allotted and fully paid			
600,000 ordinary A class shares of £0.01 each	6	6	6
600,000 ordinary B class shares of £0.01 each	6	6	6
	12	12	12

Details of the shares are given in Note 18 to the Group financial statements.

38. Reserves

	Share premium £000's	Retained earnings £000's	Other reserves £000's	Total £000's
At 1 July 2005	15,587	4,684	-	20,271
Share based payments	-	-	81	81
Deferred tax on share based payments	-	-	366	366
Dividends	-	(13,800)	-	(13,800)
Profit for the year	-	21,561	-	21,561
At 30 June 2006	15,587	12,445	447	28,479
At 1 July 2004	15,587	(1,945)	-	13,642
Dividends	-	(4,463)	-	(4,463)
Profit for the year	-	11,092	-	11,092
At 30 June 2005	15,587	4,684	-	20,271
At 1 July 2003	11,905	(4,075)	-	7,830
Additional premium received	3,682	-	-	3,682
Profit for the year	-	2,130	-	2,130
At 30 June 2004	15,587	(1,945)	-	13,642

39. Cash generated from operations

	2006 £000's	2005 £000's	2004 £000's
Continuing operations			
Operating profit for the year	30,201	15,358	1,259
Adjustments for:			
Finance income	809	606	238
Depreciation	612	380	450
Amortisation of intangibles	137	619	280
Loss on disposal of property, plant and equipment	174	-	-
Loss on disposal of intangible assets	155	-	-
	1,887	1,605	968
Changes in working capital:			
Increase in receivables	(18,753)	(8,945)	(2,747)
Increase in payables	12,767	4,516	2,218
Cash generated from operations	26,102	12,534	1,698

40. Related Party Transactions

The company provides related party disclosures in Note 21 to its Group financial statements.

The following transactions were also carried out by the Company with related parties.

Description of relationship	Description of Service	Description of transactions
Subsidiary undertakings	Transfer pricing agreement	Cost plus 10% mark-up on expenses incurred by the subsidiaries
	Provision of financial support	Cash transfers from the Company to its subsidiaries

(i) Purchases of services during the financial year

	2006 £000's	2005 £000's	2004 £000's
Mark-up fee	916	345	-
Reimbursement of capital	3	5	-

Year end balances arising during the financial year,

	2006 £000's	2005 £000's	2004 £000's
Receivable from subsidiary undertakings	501	201	-
Payable to subsidiary undertakings	3	5	-

41. Transition to IFRS

The Company's IFRS adoption date is 1 July 2003 and the financial statements for the year ended 30 June 2006 are the first annual financial statements that comply with IFRS, which have been prepared as described in the Significant Accounting Policies on pages 10 to 18 of this report. The Company's transition (to IFRS) date is 1 July 2003 and an opening balance sheet at 1 July 2003 has been prepared at that date.

The Company reported under UK GAAP in its previous financial statements for the years ended 30 June 2004 and 20 June 2005. The following reconciliations provide a quantification of the effect of the transition on net assets under UK GAAP to IFRS at 1 July 2003 and 1 July 2004, and net assets and profit from UK GAAP to IFRS at 30 June 2004 and 30 June 2005.

An explanation of the significant adjustments arising from the adoption of IFRS can be found in Note 23 to the Group financial statements. There are no differences between the adjustments made for the Group and the Company.

41. Transition to IFRS (continued)

Reconciliation of UK GAAP Company Income Statement for the year ended 30 June 2005 to the IFRS Income Statement

	UK GAAP	Reclassification IAS 1	Dividends IAS 10 Note (23ii)	Operating Leases SIC 15 Note 23(iii)	Forward contracts IAS 39 Note 23(iv)	Foreign Exchange IAS 21 Note 23(vii)	Deferred Tax IAS 12 Note 23(viii)	Restated under IFRS
	£000's	£000's	£000's	£000's	£000's	£000's	£000's	£000's
Revenue	40,542	-	-	-	(867)	147	-	39,822
Other operating income	-	594	-	-	-	-	-	594
Other operating expenses	-	(437)	-	-	-	-	-	(437)
Administrative expenses	(23,856)	(157)	-	(96)	486	-	-	(23,623)
Depreciation and amortisation	(999)	-	-	-	-	-	-	(999)
Company operating profit – continuing operations	15,687	-	-	(96)	(381)	147	-	15,357
Finance income	606	-	-	-	-	-	-	606
Finance expense	-	-	-	-	-	-	-	-
Profit on ordinary activities before taxation	16,293	-	-	(96)	(381)	147	-	15,963
Taxation	(4,970)	-	-	-	-	-	99	(4,871)
Profit for the year attributable to ordinary equity shareholders	11,323	-	-	(96)	(381)	147	99	11,092
Memo								
Dividends paid in the period	8,063	-	(3,600)	-	-	-	-	4,463

41. Transition to IFRS (continued)

Reconciliation of UK GAAP Company Balance Sheet at 30 June 2005 to the IFRS Company Balance Sheet

	UK GAAP £000's	Dividends IAS 10 Note 23(ii) £000's	Operating Leases SIC 15 Note 23(iii) £000's	Forward contracts IAS 39 Note 23(iv) £000's	Reclassification IAS 38 Note 23(v) £000's	Foreign Exchange IAS 21 Note 23(vii) £000's	Deferred Tax IAS 12 Note 23(viii) £000's	Restated under IFRS £000's
Non-current assets								
Property, plant and equipment	1,864	-	-	-	(798)	-	-	1,066
Intangible assets	-	-	-	-	798	-	-	798
Investments	79	-	-	-	-	-	-	79
Deferred tax asset	-	-	-	-	-	-	137	137
Non current receivables	1,015	-	-	-	-	-		1,015
Total non-current assets	2,958	-	-	-	-	-	137	3,095
Current assets								
Trade and other receivables	13,046	-	(36)	-	-	147	-	13,157
Cash and cash equivalents	15,103	-	-	-	-	-	-	15,103
Total current assets	28,149	-	(36)	-	-	147	-	28,260
Total assets	31,107	-	(36)	-	-	147	137	31,355
Non-current liabilities								
Deferred tax liability	94	-	-	-	-	-	23	117
	94	-	-	-	-	-	23	117
Current liabilities								
Trade and other payables	10,569	(3,600)	70	-	-	-	-	7,039
Current tax liabilities	3,583	-	-	-	-	-	-	3,583
Derivative financial instruments	-	-	-	333	-	-	-	333
Total current liabilities	14,152	(3,600)	70	333	-	-	-	10,955
Total liabilities	14,246	(3,600)	70	333	-	-	23	11,072
Shareholders' equity								
Share capital	12	-	-	-	-	-	-	12
Share premium	15,587	-	-	-	-	-	-	15,587
Retained earnings	1,262	3,600	(106)	(333)	-	147	114	4,684
Total shareholders' equity	16,861	3,600	(106)	(333)		147	114	20,283
Total liabilities and shareholders' equity	31,107	-	(36)	-	-	147	137	31,355

41. Transition to IFRS (continued)

Reconciliation of UK GAAP Company Income Statement for the year ended 30 June 2004 to the IFRS Income Statement

	UK GAAP	Reclassification IAS 1	Operating Leases SIC 15 Note 23(iii)	Forward contracts IAS 39 Note 23(iv)	Foreign Exchange IAS 21 Note 23(vii)	Deferred Tax IAS 12 Note 23(viii)	Restated under IFRS
	£000's	£000's	£000's	£000's	£000's	£000's	£000's
Revenue	13,747	44	-	(470)	(32)	-	13,289
Other operating income	-	343	-	-	-	-	343
Other operating expenses	-	-	-	-	-	-	-
Administrative expenses	(11,710)	(387)	(9)	463	-	-	(11,643)
Depreciation and amortisation	(730)	-	-	-	-	-	(730)
Company operating profit – continuing operations	1,307	-	(9)	(7)	(32)	-	1,259
Finance income	238	-	-	-	-	-	238
Finance expense	-	-	-	-	-	-	-
Profit on ordinary activities before taxation	1,545	-	(9)	(7)	(32)	-	1,497
Taxation	618	-	-	-	-	15	633
Profit for the year attributable to ordinary equity shareholders	2,163	-	(9)	(7)	(32)	15	2,130

41. Transition to IFRS (continued)

Reconciliation of UK GAAP Company Balance Sheet at 30 June 2004 to the IFRS Company Balance Sheet

	UK GAAP	Operating Leases SIC 15	Forward contracts IAS 39	Reclassification IAS 38	Foreign Exchange IAS 21	Deferred Tax IAS 12	Restated under IFRS
	£000's	£000's	£000's	£000's	£000's	£000's	£000's
Non-current assets							
Property, plant and equipment	2,132	-	-	(880)	-	-	1,252
Intangible assets	-	-	-	880	-	-	880
Investments	79	-	-	-	-	-	79
Deferred tax asset	621	-	-	-	-	44	665
Non current receivables	503	-	-	-	-	-	503
Total non-current assets	3,335	-	-	-	-	44	3,379
Current assets							
Trade and other receivables	4,678	(3)	-	-	(32)	-	4,643
Derivative financial instruments	-	-	80	-	-	-	80
Cash and cash equivalents	8,324	-	-	-	-	-	8,324
Total current assets	13,002	(3)	80	-	(32)	-	13,047
Total assets	16,337	(3)	80	-	(32)	44	16,426
Non-current liabilities							
Deferred tax liability	-	-	-	-	-	29	29
	-	-	-	-	-	29	29
Current liabilities							
Trade and other payables	2,737	6	-	-	-	-	2,743
Total current liabilities	2,737	6	-	-	-	-	2,743
Total liabilities	2,737	6	-	-	-	29	2,772
Shareholders' equity							
Share capital	12	-	-	-	-	-	12
Share premium	15,587	-	-	-	-	-	15,587
Retained earnings	(1,999)	(9)	80	-	(32)	15	(1,945)
Total shareholders' equity	13,600	(9)	80	-	(32)	15	13,654
Total liabilities and shareholders' equity	16,337	(3)	80	-	(32)	44	16,426

41. Transition to IFRS (continued)

Reconciliation of UK GAAP Company Balance Sheet at 1 July 2003 to the IFRS Company Balance Sheet

	UK GAAP £000's	Forward contracts IAS 39 Note 23(iv) £000's	Foreign Exchange IAS 21 Note 23(vii) £000's	Restated under IFRS £000's
Non-current assets				
Property, plant and equipment	1,148	-	-	1,148
Intangible assets	798	-	-	798
Investments	79	-	-	79
Non current receivables	303	-	-	303
Total non-current assets	2,328	-	-	2,328
Current assets				
Trade and other receivables	2,176	-	(45)	2,131
Derivative financial instruments	-	132	-	132
Cash and cash equivalents	4,170	-	-	4,170
Total current assets	6,346	132	(45)	6,433
Total assets	8,674	132	(45)	8,761
Current liabilities				
Trade and other payables	919	-	-	919
Total current liabilities	919	-	-	919
Total liabilities	919	-	-	919
Shareholders' equity				
Share capital	12	-	-	12
Share premium	11,905	-	-	11,905
Retained earnings	(4,162)	132	(45)	(4,075)
Total shareholders' equity	7,755	132	(45)	7,842
Total liabilities and shareholders' equity	8,674	132	(45)	8,761